Exhibit 99-3

The Issuer does not currently have enough authorized shares of common stock to cover the shares issuable on exercise of the Class A Warrants. Therefore, before the Class A Warrants can become exercisable, the Issuer must seek stockholder approval of an amendment to its certificate of incorporation to increase the number of such authorized shares. The Class A warrants will be exercisable on the later of (1) the first trading day after the one year anniversary of the Class A Warrants' issuance and (2) the first trading day after the Issuer's first stockholders' meeting after the issuance date in which the necessary stockholders approve the charter amendment (the "Exercisability Date"). Further, the reporting persons generally are prohibited from exercising their Class A warrants if and to the extent, as a result of such exercise, they, together with their affiliates and certain related parties, and any persons acting as a group together with such reporting persons or any of their affiliates, would own more than 19.9% of the total number of shares of the Issuer's common stock issued and outstanding at the time of exercise.